# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aprea Therapeutics, Inc., CIK 0001781983
CUSIP: 03836J201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3805 OLD EASTON ROAD, DOYLESTOWN, Pennsylvania (PA), 18902
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000708
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 322,220; shared voting power 68,587; sole dispositive power 322,220; shared dispositive power 68,587; aggregate amount beneficially owned 390,807 (3.2% of the class)
  Comment: The percentage reported herein is calculated based on 12,382,776 shares of Common Stock outstanding as of May 13, 2026, as reported in the Form 10-Q filed by the issuer for the quarter ended March 31, 2026.

## Item 1. Issuer
Name of issuer: Aprea Therapeutics, Inc.
Address of issuer's principal executive offices: 3805 Old Easton Road, Doylestown, PA 18902

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence: 467 CENTRAL PARK WEST, NEW YORK, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 390,807
Percent of class: 3.2%
Sole power to vote or to direct the vote: 322,220
Shared power to vote or to direct the vote: 68,587
Sole power to dispose or to direct the disposition: 322,220
Shared power to dispose or to direct the disposition: 68,587

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (08/13/2026)